FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F        ☒         Form 40-F        ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes        ☐        No        ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

NATIONAL BANK OF GREECE S.A.

National Bank of Greece announces the cessation of discussions with Gongbao Group with regards to the sale process of Ethniki Insurance

Athens, 17/10/2018

Further to its 8.6.18 announcement with regards to the divestment process of Ethniki Hellenic General Insurance S.A., National Bank of Greece S.A. (NBG) informs investors that following the examination and assessment of the various aspects of the binding offer received by Gongbao Group for Ethniki Insurance, including certainty of the successful conclusion of the transaction, it has decided not to proceed with further negotiations with the prospective investor.

NBG remains committed to explore alternative options of compliance with its Commitments under the Restructuring Plan as agreed with the DG Competition and will inform investors accordingly in due course.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: October 17th, 2018

Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: October 17th, 2018

Director, Financial Division